

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail

April 11, 2011

David Hirschhorn
Chief Executive Officer
First Physicians Capital Group, Inc.
433 North Camden Drive, #810
Beverly Hills, California 90210

> **Re: First Physicians Capital Group, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed February 14, 2011**
> **File No. 000-30326**

Dear Mr. Hirschhorn:

    We have completed our review of your filing and do not have any further comments at this time.

                            Sincerely,

                            Jeffrey Riedler
                            Assistant Director